Smith Barney Small Cap Growth Fund
Smith Barney Small Cap Value Fund

Sub-Item 77 D:

Pursuant to Rule 35d-1 under the Investment Company Act of 1940, as amended, the fund changed its investment policies to invest, under normal conditions, at least 80% of its net assets plus the amount of borrowings for investment purposes in the types of securities suggested by its name.